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                             February 28, 2022

       Ming Hung Lai
       Chairman
       Millennium Group International Holdings Ltd
       Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong
       Kowloon, Hong Kong 999077

                                                        Re: Millennium Group
International Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Filed February 1,
2022
                                                            CIK No. 0001903995

       Dear Mr. Lai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration on Form F-1 submitted on February 1,
2022

       Prospectus Cover Page, page i

   1. Provide a description of how cash is transferred through your organization and disclose your intentions to
distribute earnings or settle amounts owed under the VIE agreements.
                                                        State whether any
transfers, dividends, or distributions have been made to date between the holding company,
its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where
applicable. Provide cross-references to the condensed consolidating schedule and the
consolidated financial statements.

   2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the
disclosure throughout the document so that it is clear to investors which
 Ming Hung Lai
FirstName
MillenniumLastNameMing   HungHoldings
                               Lai
           Group International          Ltd
Comapany28,
February  NameMillennium
            2022            Group International Holdings Ltd
February
Page 2 28, 2022 Page 2
FirstName LastName
         entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Prospectus Summary, page 1

3. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Please ensure that the risks referenced in your summary risk factors are reflected in your risk factors section beginning on page 13.
5. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. We note your disclsoure on page 20 that one of your directors have a high concentration of your voting power. Please identify the director and include disclsoure in your summary.
 Ming Hung Lai
FirstName
MillenniumLastNameMing   HungHoldings
                               Lai
           Group International          Ltd
Comapany28,
February  NameMillennium
            2022            Group International Holdings Ltd
February
Page 3 28, 2022 Page 3
FirstName LastName
Risk Factors, page 13

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Risk Factors
Failure to make adequate contributions ..., page 31

9. We note your disclosure that you have not adequately paid social insurance and housing provident fund contributions for your employees. Please quantify the amounts not paid to date. Also, please clarify whether the amounts have been accrued in your financial statements and, if not, please explain how you determined the amounts are not required to be recorded in your financial statements.
We are an "emerging growth company" ..., page 40

10. Based on your disclosure that you have irrevocably elected not to avail your company of exemption from new or revised accounting standards, it is not clear to us why you have not checked the related box on the cover page of the filing. Please clarify or revise this inconsistency.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

11. Please revise your disclosures to more fully explain the business reasons for changes in line items in your statements of operations. Please also quantify the impact of each business reason where appropriate. For example, you indicate that the increase in revenue was mainly due to the increase in sales volume after the recovery of business from the outbreak of COVID-19 during the year ended June 30, 2020. However, you provide no additional insight into how much quantities increased or whether the increases were accompanied by changes in the selling prices of your products. Please revise your
 Ming Hung Lai
FirstName
MillenniumLastNameMing   HungHoldings
                               Lai
           Group International          Ltd
Comapany28,
February  NameMillennium
            2022            Group International Holdings Ltd
February
Page 4 28, 2022 Page 4
FirstName LastName
         disclosures accordingly.
Management, page 100

12. Please revise your disclosure to state the term of office for each director.
Related Party Transactions, page 107

13. Please revise to elaborate on the nature of the transactions reflected in this section.
Consolidated Financial Statements
(1) Organization and Business Background, page F-7

14. We note the adjustment of $17,315,254 arising from reorganization in your consolidated
         statements of changes in shareholders    equity. Please revise your
disclosures to more
         fully explain the reorganization and how you determined the amount of the adjustment from retained earnings to additional paid in capital. Please also explain to us the group structure/ownership interests of the subsidiaries prior to the reorganization and cite the accounting literature that supports your accounting for the reorganization, specifically address whether each subsidiary was under common control during all periods presented.
         In addition, please revise your disclosures to more fully explain why one subsidiary was transferred to shareholders, specifically address the nature of their business and magnitude of their assets and operations.

(2) Basis of Presentation and Significant Accounting Policies
Basis of Consolidation, page F-8

15. You disclose that the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries and variable interest entity. You also make reference to a variable interest entity on page F-10.
         However, on page F-7, you disclose that all your subsidiaries are 100% owned. Please clarify whether you have a variable interest entity and, if applicable, provide all required disclosures related to the variable interest entity or revise your disclosures on pages F-8 and F-10 to correct this inconsistency.

Leases, page F-10

16.      You disclose that operating lease ROU assets and liabilities are recognized at
         commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. We note that your adoption of ASC 842 resulted in the recognition of ROU assets of $3,733,913 and operating lease liabilities of $31,890 as of July 1, 2019. Please revise your disclosures to explain how you determined the
 Ming Hung Lai
FirstName
MillenniumLastNameMing   HungHoldings
                               Lai
           Group International          Ltd
Comapany28,
February  NameMillennium
            2022            Group International Holdings Ltd
February
Page 5 28, 2022 Page 5
FirstName LastName
         adoption of ASU 842 resulted in only $31,890 of operating lease liabilities relative to
         $3,733,913 of ROU assets and clarify where and how the difference between these amounts was recorded in your financial statements.
Other Accounting Policies, page F-13

17. Please provide the disclosures required by ASC 280-10-50-40 and ASC 280-10-50-41 or tell us why you do not believe they are required.

(10) Related Party Balance and Transactions, page F-17

18. It is not clear to us how and why certain related party balances arose or how the disclosures regarding related party balances and related party transactions are correlated.
         Please more fully address the following:
             We note the amount due from M-GEN Innovation increased from $500,030 to
               $926,032; however, the only transaction disclosed is sales of $141,507. Explain the other factors that increased the amount due from this related party.
             We note the amount due from Wah Cheong Paper Packaging Limited is $515,132 as of June 30, 2021; however, the only transactions disclosed are payments for management fees. Explain how and why you recorded an amount due from this related party.
             We note the amount due from Wah Cheong Paper Factory Limited is $991.459 as of
               June 30, 2021; however, the only transactions disclosed are rental payments. Explain how and why you recorded an amount due from this related party.
             We note the amount due to Yee Woo Paper Packing Company is $2,399,380 as of
               June 30, 2021; however, the only transaction disclosed is rental payments. Explain how and why you recorded an amount due to this related party, including whether the amount is related to the transfer of this subsidiary to shareholders.
             Explain the facts and circumstances regarding the amounts due to the six shareholders.
             Clarify the disclosures on pages F-17 and F-18 that    amounts are
of non-trade
               nature   .
             Explain how you determined that all changes in related party balances are appropriately classified in operating cash flows. In this regard, we note certain amounts appear to relate to purchases of equipment.
Exhibits

19. Please include the filing fee table and related disclosure as an exhibit. See Item
         601(b)(107) of Regulation S-K.
20. Please file the employment agreements you have entered into with Ming Hung Lai, Ming
         Yan "Ray" Lai, and Wing Wai "John" Au. See Item 601(b)(10) of Regulation S-K.

         You may contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
 Ming Hung Lai
Millennium Group International Holdings Ltd
February 28, 2022
Page 6

you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameMing Hung Lai                      Sincerely,
Comapany NameMillennium Group International Holdings Ltd
                                                     Division of Corporation
Finance
February 28, 2022 Page 6                             Office of Manufacturing
FirstName LastName